Exhibit 99.1

FOR IMMEDIATE RELEASE

Investor Relations:	Media Relations:
Emer Reynolds Ph: 353-1-709-4000 Chris Burns Ph: 800-252-3526	Davia Temin Ph: 212-407-5740 Elizabeth Headon Ph: 353-1-498-0300

ELAN ANNOUNCES THE SUSPENSION OF TRADING OF ITS SHARES COMMENCING MARCH 7, 2006 FOR UP TO TWO DAYS

Suspension of trading due to two day FDA Advisory Committee
meeting to review Tysabri

DUBLIN, IRELAND, FEBRUARY 28, 2006 -- Elan Corporation, plc today announced it has agreed with the Irish Stock Exchange (ISE), the Financial Services Authority in the United Kingdom and the New York Stock Exchange (NYSE) to suspend trading of its securities (ADRs and ordinary shares) during the scheduled U.S. Food and Drug Administration (FDA) Advisory Committee meeting to review Tysabri, commencing March 7, 2006, for up to two days.

On March 7, 2006, trading will be suspended on the NYSE and will be suspended on the ISE and London Stock Exchange from 1 p.m. Greenwich Mean Time (GMT) to coincide with the start of the Advisory Committee meeting. When the Advisory Committee meeting is complete, the company will request the stock exchanges to resume trading.

About Elan
Elan Corporation (NYSE: ELN), plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York, London and Dublin Stock Exchanges. For additional information about the company, please visit http://www.elan.com.